                                 UNITED STATES
                                 -------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                               SUMMA FOUR, INC.
                               ----------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  865628 10 1
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 865628 10 1                   13G               Page 2 of 6 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago  36-2464372
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            -0-

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------

  CUSIP No. 865628 10 1                   13G               Page 3 of 6 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The First Chicago Corporation  36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

- ------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           Summa Four, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           25 Sundial Avenue
           Manchester, New Hampshire 03103-7251

Item 2(a). Name of Person Filing:
           ---------------------

           First Chicago Corporation ("FCC") is filing this statement on behalf of itself and First Capital Corporation of Chicago ("FCCC"), its wholly-owned subsidiary. The agreement of FCCC and FCC to file joint disclosure statements on Schedule 13G was filed previously as Exhibit A hereto.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCCC and FCC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FCCC is a corporation organized under the laws of the State of Illinois. FCC is a corporation organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           865628 10 1

Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(b) FCCC no longer owns shares of the Company's Common. FCC may have been deemed to beneficially owns the shares held by FCCC solely through its ownership of FCCC and American National Bank and Trust Company of Chicago ("ANB"). ANB holds 1,600 shares of Common solely in a fiduciary capacity. For purposes of Regulation 13D-G, FCC and FCCC are no longer Reporting Persons.

           (c) ANB has sole voting and investment power over 1,600 shares. See also items 5 through 9 and item 11 on pages two and three hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         -----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         Not applicable.

Signature:
- ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1995

                                       FIRST CHICAGO CORPORATION


                                            /s/ Maurice E. Moore
                                       By:  _______________________
                                            Maurice E. Moore
                                            Executive Vice President and
                                            Chief Financial Officer